SCHEDULE A

Giovanni Agnelli B.V. ("G.A.")

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with G.A.	*Principal Employment, Employer and Business Address*	*Citizenship*
Jeroen Preller *Chairman and Board Member*	Partner **NautaDutilh**, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen
Andrea Agnelli *Board Member*	Executive Chairman **Lamse S.p.A.**, Piazza CLN 255, 10123 Turin, Italy; Member of the Advisory Board **BlueGem Capital Partners LLP**, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK; President **Fondazione del Piemonte per l'Oncologia**, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy. Vice-Chairman **European Super League Company, S.L.**, c/ José Ortega y Gasset, 29, 5th floor, 28006 Madrid, Spain. Statutory Director **Preun BV**, Prinsengracht 757, 1017 JZ Amsterdam, the Netherlands; Statutory Director **Gamma Waves Partners BV**, Prinsengracht 769A, 1017 JZ Amsterdam, the Netherlands; Vice President **Royal Park I Roveri**, Rotta Cerbiatta 24, 10070 Fiano (TO), Italy.	Italian citizen
Brandino Brandolini d'Adda *Board Member*	Self-employed.	Italian citizen
John Brouwer *Board Member*	Judge at the **Tax Chamber of the Court of North Holland**, the Netherlands.	Dutch citizen
Niccolò Camerana *Board Member*	Principal at **Stellantis Ventures B.V.**, Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands. Member of the Board of Directors **Scorpio Tankers, Inc**. 99, Boulevard du Jardin Exotique, MC 98000, Monaco. Member of the Board of Directors and Chairman of **Obsidian Capital SGR S.p.A.**, Corso Giacomo Matteotti 26, 10121 Turin, Italy Member of the Board of Directors of **PKP Investments 1939 S.p.A.**, Corso Giacomo Matteotti 26, 10121 Turin, Italy	Italian citizen
Luca Ferrero de Gubernatis Ventimiglia *Board Member*	Self-employed.	Italian citizen
Filippo Scognamiglio *Board Member*	Managing Director & Partner **Boston Consulting Group**, 10 Hudson Yards, New York, NY 1000, USA. Member of the Board of Directors **The Boston Consulting Group, Inc.**, Boston, USA	US citizen

Alexandre von Furstenberg *Board Member*	Chief Investment Officer of **Ranger Global Advisors, LLC**, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US citizen

Exor N.V. ("Exor")

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with Exor	*Principal Employment, Employer and Business Address*	*Citizenship*
John Elkann *Chief Executive Officer*	Chairman **Stellantis N.V.**, Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands; Chairman **Ferrari N.V.**, Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman **Fondazione Giovanni Agnelli**; Member of the Board of Directors of **Meta**, 1 Meta Way Menlo Park, CA 94025, USA.	Italian citizen
Nitin Nohria *Chairman and Senior Non-Executive Director*	George F. Baker Jr. and Distinguished Service University Professor at **Harvard Business School**, Boston, MA 02163, USA; Executive Chairman **Thrive Capital**, NYC, New York, USA; Member Board of Directors **Bridgespan Group**, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA; Member of the Board of Directors **Rakuten Medical**, 11080 Roselle Street, San Diego, CA 92121, USA; Member of the Board **Massachusetts General Brigham**, Boston, USA; Member of the Board **Alsym Energy**, 82 Cummings Park, Dr. Woburn, MA 01801, USA.	US citizen
Alessandro Nasi *Non-Executive Director*	Chairman **Comau S.p.A.**, Via Rivalta 30, 10095 Grugliasco, Italy; Chairman **Iveco Defence Vehicles S.p.A.**, Via Alessandro Volta, 6-39100 Bolzano, Italy; Chairman **Astra Veicoli Industriali S.p.A.**, Via Caorsana 79, 29122 Piacenza, Italy; Chairman **GVS S.p.A.**, Via Roma, 50, 40069 Zona Industriale BO, Italy; Member of the Board of Directors **Iveco Group N.V.**, Via Puglia n. 35, Turin, Italy; Member of the Board of Directors **Istituto Italiano di Tecnologia**, via Morego 30, 16163 Genoa, Italy; Member of the Board of Directors **CNH Industrial N.V.**, Cranes Farm Road, Basildon, Essex SS14 3AD, UK; Member of the Strategic Advisory Board of **3 Boomerang Capital**, 382 Greenwich Avenue—Suite One, Greenwich, CT 06830, USA; Member of the Board of Directors of **LEGO Group**, Aastvej 1, 7190 Billund, Denmark; Member of the Board of Directors of **KIRKBI A/S**, Koldingvej 2, 7190 Billund, Denmark.	Italian citizen

	Member of the Board of Directors of **Digital Value S.p.A.**, Via della Maglianella 65E, 00166 Roma, Italy.	
Ginevra Elkann *Non-Executive Director*	President **Asmara Films S.r.l.**, Via Giuseppe Sacconi 4/b, 00196 Rome, Italy; President **Pinacoteca Giovanni e Marella Agnelli**, Via Nizza n. 230/103, 10126 Turin, Italy; Member of the Board of Directors **Christian Louboutin** SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France; Member of the Board of Directors **Fondation Cartier**, 261, Boulevard Raspail—75014 Paris, France; Member of the Advisory Board **Christie's**, 8 King Street, London SWlY 6QT, UK; Member of the Board of Trustees **American Academy in Rome**, Via Angelo Masina 5, 00153 Rome, Italy.	Italian citizen
Axel Dumas *Non-Executive Director*	Chief Executive Officer **Hermès International**, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen
Sandra Dembeck *Non-Executive Director*	Chief Financial Officer **Tengelmann Twenty-One**, Mies-van-der-Rohe Strasse 6, 80807 Munich, Germany; Chair of **TAK Advisory**, 40 Villiers Street, London, WC2N. 6NJ.	German citizen
Karl Guha *Non-Executive Director*	Chairman of **ING Groep N.V.**, Bijlmerdreed 106, 1102 CT Amsterdam, the Netherlands; Member of the Supervisory Board of SHV Holdings N.V., Rijnkade 1, 3511 LC Utrecht, the Netherlands.	Dutch citizen
Benedetto Della Chiesa *Non-Executive Director*	Member of the Board of Directors and Vice-President of investment vehicle Argo 3, promoted by Ulixes Capital Partners S.r.l., Via di Torre Argentina 21, Rome RM 00145, Italy.	Italian citizen
Chin Yee Png *Non-Executive Director*	Chief Financial Officer **Temasek International Pte. Ltd.**, 60B Orchard Rd., #06-18, Singapore 238891 President **Temasek Singapore Pte. Ltd.**, 60B Orchard Rd., #06-18, Singapore 238891.	Singapore citizen